Exhibit 11.1

Cornell Corrections, Inc.

Statement Re:  Computation of Per Share Earnings

(in thousands except per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2005		2004		2005		2004
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income (loss)	$1,277	$1,277	$(897)	$(897)	$(1,307)	$(1,307)	$(1,288)	$(1,288)
Shares used in computing net earnings per share:
Weighted average common shares and common share equivalents	15,142	15,142	14,744	14,744	15,047	15,047	14,688	14,688
Less treasury shares	(1,563)	(1,563)	(1,545)	(1,545)	(1,563)	(1,563)	(1,545)	(1,545)
Effect of shares issuable under stock options and warrants based on the treasury stock method	—	107	—	220	—	124	—	217
	13,579	13,686	13,199	13,419	13,484	13,608	13,143	13,360
Net income (loss) per share	$.09	$.09	$(0.07)	$(0.07)	$(0.10)	$(0.10)	$(0.10)	$(0.10)